SEC FILE NUMBER 001-41516

CUSIP NUMBER G8656L 130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TH International Limited

Full Name of Registrant

N/A

Former Name if Applicable

2501 Central Plaza, 227 Huangpi North Road

Address of Principal Executive Office (Street and Number)

Shanghai, People’s Republic of China, 200003

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TH International Limited (the “Company”) respectfully notifies the Securities and Exchange Commission that the Company has encountered a delay in assembling the information for and finalizing the registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”) within the prescribed time period without incurring undue hardship and expense.

In addition, based on currently available information, the Company identified two material weaknesses in connection with the consolidated financial statements to be included in the 2024 Form 20-F, which are related to: (i) the Company’s lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to formalize, design, implement and operate key controls over the financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; and (ii) the Company’s inadequate period end financial closing policies and procedures to implement and effectively operate key controls over period end financial closing process for preparation of consolidated financial statements, including disclosures, in accordance with U.S. GAAP and relevant SEC financial reporting requirements. Such material weaknesses were the same as the material weaknesses disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

The Company expects to file the 2024 Form 20-F within the fifteen-day grace period permitted by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dong Li	+86	021-6136-6616
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Significant changes in the Company’s results of operations from the corresponding period for the last fiscal year were reflected in the Company’s press release dated April 15, 2025 reporting its unaudited consolidated financial results for the quarter and full year ended December 31, 2024 that was furnished to the Commission on Form 6-K on the same day.

The Company included disclosure of substantial doubt about its ability to continue as a going concern for the year ended December 31, 2023. The Company expects that the consolidated financial statements for the fiscal year ended December 31, 2024 will be prepared on a going concern basis and will contain a reference of substantial doubt about the Company’s ability to continue as a going concern.

The Company currently does not anticipate any other significant changes to be reflected by the earnings statement to be included in the subject report or portion thereof.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the Company’s financial statements, the ability of us and our auditors to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

TH International Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2025	By:	/s/ Dong Li
	Name:	Dong Li
	Title:	Chief Financial Officer

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